UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 1, 2026

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Clearwater Analytics Holdings, Inc.

File No. 005-92913 – CTR#11074

Clearwater Analytics Holdings, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Schedule 13E-3 filed on February 24, 2026.

Based on representations by Clearwater Analytics Holdings, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public:

> Exhibit (c)(iv)
> Exhibit (c)(viii)
> Exhibit (c)(ix)

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Tiffany Posil
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance